January 11, 2013

VIA ELECTRONIC TRANSMISSION

Ms. Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 24, 2012
File No. 1-9853

Dear Ms. Blye:

In connection with your letter dated December 18, 2012 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company's responses in regular typeface.

General

1.
You disclose on page 7 and elsewhere in the Form 10-K that you conduct business in Latin America, the Middle East and Africa. Cuba, which can be understood to be included in references to Latin America; Iran and Syria, located in the Middle East; and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

For instance, we note recent news articles reporting that Huawei Technologies, ZTE Corp. and MTN Group use your technology or products, and that each of these companies has contacts with Iran, including a Huawei office in Iran and MTN's ownership of 49% of MTN Irancell. Several articles state that ZTE and MTN planned to sell your equipment to Iran. In addition, we note a client profile for Hyundai Engineering Co. on your website which states that Hyundai used your Electronic Document Management Systems to develop the Project Document Control System Hyundai introduced in its South Pars Field Development in Iran. We note that the South Pars oil field is operated by the National Iranian Oil Co., an entity listed on the Treasury Department's Specially Designated Nationals List.

Your response should describe any products, technology, components or services you have provided to Cuba, Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response:

EMC policy prohibits the export of its products and technology either directly or indirectly to Cuba, Iran, Syria and Sudan (the “Restricted Countries”) without the appropriate export authorization. Furthermore, EMC does not have any subsidiaries, branches, offices or employees in the Restricted Countries.

EMC products are sold directly and through resellers. Resale of products by resellers or distributors presents the possibility that EMC products may be diverted to the Restricted Countries by other entities without EMC's knowledge or consent. However, EMC has taken measures to ensure that its products are not exported or diverted contrary to EMC policy or United States trade regulations.

EMC maintains an integrated system of policies and controls to prevent unauthorized sales and exports of EMC product and diversion of products to restricted locations or end users (where EMC has knowledge of such end user). Additionally, EMC has controls to ensure that no service is provided for products which have been diverted to unauthorized locations or to restricted end users without EMC's knowledge or consent. EMC's global export compliance program requires all known parties to any sale, shipment or service to be screened against restricted party lists. The automated screening system implemented by EMC alerts our Office of Global Trade Compliance to any transaction potentially involving a restricted party. Upon receiving an alert, EMC will either seek the appropriate authorization or deny the order. In addition to this screening process, EMC requires third party distributors to know and screen their end user customers and comply with applicable United States trade laws.

In addition, our screening system screens end users for restricted entities and persons as well as for restricted locations.  The screening occurs at three or more points, all before product delivery: initial customer creation, order entry and order execution.  We also have controls in place to ensure that service is only provided to valid installations and that new installations (in instances where EMC service groups are the first point of contact that EMC has with the particular installation) are screened prior to any provision of service. Any changes to the customer record in the customer master will trigger a re-screen.

Currently, all new employees receive training on EMC's export control policy and applicable law as part of EMC's new hire corporate compliance training program.  We have historically provided targeted export control training to higher risk regions and relevant functions, including sales, services, operations, engineering, and product management.  These trainings have been delivered live or via webcast.  In 2013, we are supplementing those efforts by delivering an online training module that includes training on EMC's policy and applicable law to all relevant international employees.

EMC does not have any agreements, commercial arrangements or other contracts with the Restricted Countries governments or any government controlled entities.

In order to respond to your comment, EMC has conducted an internal inquiry relating to news articles alleging that Huawei Technologies, ZTE Corp. and MTN Group plan to sell EMC products in Iran. Other than as detailed below, the investigation did not uncover any evidence that EMC products have been exported to the Restricted Countries by these resellers. EMC continues to work with these resellers to ensure that all transactions involving EMC products are conducted in accordance with the terms of their contracts and applicable law and that the opportunity for future unauthorized diversions remain low.

We note that EMC product was exported to MTN Group in Syria by a European-based reseller (the “EU Reseller”) under the EU Reseller's export license in 2010 and 2011. The EMC product included in those transactions, namely EMC Clariion data storage hardware and associated components and software, were specifically listed in a license issued by the United States Department of Commerce. EMC has not and does not intend to provide service or support to these products without proper governmental authorization.

We further note that with respect to the Hyundai Engineering Co. (“Hyundai”) client profile referenced in your comment, Hyundai used a Documentum document management system to help it manage a multinational project. EMC did not deliver any product to Iran or provide any support in Iran on behalf of Hyundai.

From time to time, EMC may have potential opportunities for sales that would require export authorization. Pursuant to EMC policy, such opportunities would be escalated to the Office of Global Trade Compliance so that the proper authorization could be obtained as a condition to the transaction.

2.
Please discuss the materiality of your contacts with Cuba, Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

Response:

EMC does not believe that its contacts with the Restricted Countries constitute a material investment risk for our security holders. In making this determination, we have considered both quantitative and qualitative factors that a reasonable investor would deem important in making an investment decision.

With respect to quantitative factors, EMC estimates that its only sales into the Restricted Countries has been through the EU Reseller. Amounts involved in EMC's sales to the EU Reseller which were exported under the EU Reseller's license into Syria totaled approximately $47,000 in 2010 and $22,000 in 2011, while EMC's consolidated revenues in those same periods were approximately $17 billion and $20 billion, respectively. EMC does not believe that the amounts exported to the Restricted Countries are quantitatively material to a reasonable investor.

From a qualitative perspective, EMC considered a number of factors. Specifically, EMC does not export products into the Restricted Countries and therefore any EMC product (other than the de minimus amounts sold with a license through the EU Reseller) diverted to the Restricted Countries is there by virtue of unauthorized transactions conducted without EMC's prior knowledge or consent. In addition, EMC maintains an integrated global trade compliance program with full time personnel that demonstrates its commitment to compliance with U.S. economic sanctions and export controls. As part of the trade compliance program, EMC carefully reviews agreements with resellers, partners and customers.

EMC is familiar with the divestment initiatives of various state and municipal governments, universities, and other investors regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. As a corporate citizen that places great value on the views of our stakeholders and seeks to actively engage them, including through outreach programs, we do not believe, based on the fact that those stakeholders do not typically identify EMC business with U.S.-designated state sponsors of terrorism as an issue of import for them, as well as our minimal contacts with the Restricted Countries, that divestment initiatives have had a material impact on EMC.

3.
Agreements available on your website note that certain information, products or technology may be subject to the International Traffic in Arms Regulations. Please tell us whether any of the contacts you describe in response to the foregoing comments involve products, technologies or components that are dual use.

Response:

EMC sells one product that is subject to International Traffic in Arms Regulations (“ITAR”) which is referred to as “ILIAD” (Instrumentation, Loading, Integration, Analysis and Display). The ILIAD product suite is a toolset which is designed to give customers tools to manage, program, verify and analyze instrumentation test data. The ILIAD product has been sold in compliance with ITAR regulations. ILIAD qualifies for an exemption from the licensing requirements of the Directorate of Defense Trade Controls. Under the terms of the Cooperative Research and Development Agreement under which ILIAD was originally developed, all experts and sales to foreign entities require the prior approval of the U.S. Air Force.

Certain of EMC's products are considered dual use under U.S. and other export regulations. The export attributes for EMC's hardware and software products are: 4A994, 4D994, 5A002, 5D002, 5A991, 5D992 and EAR99.

The EMC products sold to the EU Reseller which were exported to MTN Group in Syria under an export license are classified as follows: 5A992, 5D992, 5D002 and EAR99.

To the best of EMC's knowledge, none of the contacts described in the foregoing comments (specifically, the products sold to the EU Reseller and the sale of the Documentum product to Hyundai) is using the EMC products for dual use by any government, including those of the Restricted Countries.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7015.

Sincerely,

/s/ Denis Cashman

Denis Cashman
Chief Accounting Officer and
Chief Operating Officer, Finance